                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                              ORPHAN MEDICAL, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

              687303 10 7 (FOR COMMON STOCK ISSUED UPON CONVERSION)
                                 (CUSIP Number)

                                 MICHAEL GREENE
                                     PARTNER
                               UBS CAPITAL II LLC
                                 299 PARK AVENUE
                            NEW YORK, NEW YORK 10171
                                 (212) 821-6380
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                              NANCY E. FUCHS, ESQ.
                                KAYE SCHOLER LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                     JULY 23, 2002 THROUGH JANUARY 31, 2005
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 687303 10 7                                         PAGE 2 OF 13 PAGES
--------------------------------------------------------------------------------
1               NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                UBS Capital II LLC                  13-3699851
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                (SEE INSTRUCTIONS)                                       (b) [ ]
--------------------------------------------------------------------------------
3               SEC USE ONLY


--------------------------------------------------------------------------------
4               SOURCE OF FUNDS (SEE INSTRUCTIONS)

                OO
--------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
 NUMBER OF
  SHARES             UBS Capital II LLC owns (i) 289,986 shares of Common Stock,
BENEFICIALLY         (ii) 8,706 shares of Senior Convertible Preferred Stock
 OWNED BY            (convertible into approximately 1,069,533(1) shares of
   EACH              Common Stock), (iii) 4,420 shares of Series B Convertible
 REPORTING           Preferred Stock (convertible into approximately 680,000(2)
  PERSON             shares of Common Stock), (iv) a warrant to purchase up to
   WITH              2,050 shares of non-voting Series C Convertible Preferred
                     Stock or 315,385 shares of Series D Non-Voting Convertible
                     Preferred Stock (convertible into an aggregate of 315,385
                     shares of Common Stock) or any combination thereof up to a maximum aggregate purchase price of $2,050,000, (v) a
                     warrant to purchase up to 282,353 shares of Series D
                     Non-Voting Convertible Preferred Stock (convertible into
                     282,353 shares of Common Stock) and (vi) options to
                     purchase 31,000 shares of Common Stock.
                ----------------------------------------------------------------
                8    SHARED VOTING POWER

                     -0-
                ----------------------------------------------------------------
                9    SOLE DISPOSITIVE POWER

                     UBS Capital II LLC owns (i) 289,986 shares of Common Stock,
                     (ii) 8,706 shares of Senior Convertible Preferred Stock
                     (convertible into approximately 1,069,533(1) shares of
                     Common Stock), (iii) 4,420 shares of Series B Convertible
                     Preferred Stock (convertible into approximately 680,000(2)
                     shares of Common Stock), (iv) a warrant to purchase up to
                     2,050 shares of non-voting Series C Convertible Preferred
                     Stock or 315,385 shares of Series D Non-Voting Convertible
                     Preferred Stock (convertible into an aggregate of 315,385
                     shares of Common Stock) or any combination thereof up to a maximum aggregate purchase price of $2,050,000, (v) a
                     warrant to purchase up to 282,353 shares of Series D
                     Non-Voting Convertible Preferred Stock (convertible into
                     282,353 shares of Common Stock) and (vi) options to
                     purchase 31,000 shares of Common Stock.
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                UBS Capital II LLC owns (i) 289,986 shares of Common Stock, (ii)
                8,706 shares of Senior Convertible Preferred Stock (convertible into approximately 1,069,533(1) shares of Common Stock), (iii)
                4,420 shares of Series B Convertible Preferred Stock
                (convertible into approximately 680,000(2) shares of Common
                Stock), (iv) a warrant to purchase up to 2,050 shares of
                non-voting Series C Convertible Preferred Stock or 315,385 shares of Series D Non-Voting Convertible Preferred Stock
                (convertible into an aggregate of 315,385 shares of Common
                Stock) or any combination thereof up to a maximum aggregate purchase price of $2,050,000, (v) a warrant to purchase up to
                282,353 shares of Series D Non-Voting Convertible Preferred
                Stock (convertible into 282,353 shares of Common Stock) and (vi)
                options to purchase 31,000 shares of Common Stock.
--------------------------------------------------------------------------------
12              CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (SEE INSTRUCTIONS)                                    [ ]
--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                UBS Capital II LLC beneficially owns shares of Common Stock and capital stock convertible into an aggregate of approximately
                18.9% of Common Stock of the Issuer (based on 11,423,211 shares outstanding as of November 1, 2004)).
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                OO
--------------------------------------------------------------------------------

(1) Assuming conversion price of $8.14 per share, the adjusted conversion price.

(2) Assuming conversion price of $6.50 per share, the initial conversion price.

                                  SCHEDULE 13D
CUSIP NO. 687303 10 7                                         PAGE 3 OF 13 PAGES
--------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            UBS Capital Holdings LLC            13-3952898
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
            (SEE INSTRUCTIONS)                                           (b) [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY


--------------------------------------------------------------------------------
4           SOURCE OF FUNDS (SEE INSTRUCTIONS)

            OO
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER

  NUMBER OF          -0-
   SHARES       ----------------------------------------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
  OWNED BY
    EACH             -0-
 REPORTING      ----------------------------------------------------------------
   PERSON       9    SOLE DISPOSITIVE POWER
    WITH
                     -0-
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                UBS Capital II LLC owns (i) 289,986 shares of Common Stock, (ii)
                8,706 shares of Senior Convertible Preferred Stock (convertible into approximately 1,069,533(1) shares of Common Stock), (iii)
                4,420 shares of Series B Convertible Preferred Stock
                (convertible into approximately 680,000(2) shares of Common
                Stock), (iv) a warrant to purchase up to 2,050 shares of
                non-voting Series C Convertible Preferred Stock or 315,385 shares of Series D Non-Voting Convertible Preferred Stock
                (convertible into an aggregate of 315,385 shares of Common
                Stock) or any combination thereof up to a maximum aggregate purchase price of $2,050,000, (v) a warrant to purchase up to
                282,353 shares of Series D Non-Voting Convertible Preferred
                Stock (convertible into 282,353 shares of Common Stock) and (vi)
                options to purchase 31,000 shares of Common Stock. UBS Capital
                Holdings LLC, by virtue of the fact that it owns 100% of UBS
                Capital II LLC, beneficially owns all such shares.
--------------------------------------------------------------------------------
12              CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (SEE INSTRUCTIONS)                                    [ ]
--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                UBS Capital II LLC beneficially owns shares of Common Stock and capital stock convertible into an aggregate of approximately
                18.9% of Common Stock of the Issuer (based on 11,423,211 shares outstanding as of November 1, 2004)). UBS Capital Holdings LLC,
                by virtue of the fact that it owns 100% of UBS Capital II LLC, beneficially owns all such shares.
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                OO
--------------------------------------------------------------------------------

(1) Assuming conversion price of $8.14 per share, the adjusted conversion price.

(2) Assuming conversion price of $6.50 per share, the initial conversion price.

                                  SCHEDULE 13D
CUSIP NO. 687303 10 7                                         PAGE 4 OF 13 PAGES
--------------------------------------------------------------------------------
1           NAMES OF REPORTING PERSONS
            OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            UBS AG            98-0186363
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
            (SEE INSTRUCTIONS)                                           (b) [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY


--------------------------------------------------------------------------------
4           SOURCE OF FUNDS (SEE INSTRUCTIONS)

            OO
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Switzerland
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
  NUMBER OF
   SHARES            -0-
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY      8    SHARED VOTING POWER
    EACH
  REPORTING          -0-
   PERSON       ----------------------------------------------------------------
    WITH        9    SOLE DISPOSITIVE POWER

                     -0-
                ----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                UBS Capital II LLC owns (i) 289,986 shares of Common Stock, (ii)
                8,706 shares of Senior Convertible Preferred Stock (convertible into approximately 1,069,533(1) shares of Common Stock), (iii)
                4,420 shares of Series B Convertible Preferred Stock
                (convertible into approximately 680,000(2) shares of Common
                Stock), (iv) a warrant to purchase up to 2,050 shares of
                non-voting Series C Convertible Preferred Stock or 315,385 shares of Series D Non-Voting Convertible Preferred Stock
                (convertible into an aggregate of 315,385 shares of Common
                Stock) or any combination thereof up to a maximum aggregate purchase price of $2,050,000, (v) a warrant to purchase up to
                282,353 shares of Series D Non-Voting Convertible Preferred
                Stock (convertible into 282,353 shares of Common Stock) and (vi)
                options to purchase 31,000 shares of Common Stock. UBS AG, by virtue of the fact that it owns 100% of UBS Capital Holdings
                LLC, beneficially owns all such shares.
--------------------------------------------------------------------------------
12              CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (SEE INSTRUCTIONS)                                    [ ]
--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                UBS Capital II LLC beneficially owns shares of Common Stock and capital stock convertible into an aggregate of approximately
                18.9% of Common Stock of the Issuer (based on 11,423,211 shares outstanding as of November 1, 2004)). UBS AG beneficially owns all such shares, by virtue of the fact that it owns 100% of UBS
                Capital Holdings LLC.
--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                CO
--------------------------------------------------------------------------------

(1) Assuming conversion price of $8.14 per share, the adjusted conversion price.

(2) Assuming conversion price of $6.50 per share, the initial conversion price.

1.    Security and Issuer

            This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule 13D") initially filed on August 3, 1998 with the Securities and Exchange Commission (the "Commission") by UBS Capital II LLC, a Delaware limited liability company ("UBS"), UBS Capital Holdings LLC, a Delaware limited liability company ("Holdings") and UBS AG, a Swiss banking corporation ("UBS AG"), as amended by Amendment No. 1 to the Schedule 13D filed on August 20, 1999 ("Amendment No 1"), filed by UBS, Holdings and UBS AG, which Schedule 13D relates to beneficial ownership of (a) shares of Common Stock ("Common Stock") of Orphan Medical, Inc., a Minnesota corporation (the "Company"), (b) shares of Senior Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), which are convertible into shares of Common Stock, (c) shares of Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), which are convertible into shares of Common Stock, (d) a warrant to purchase shares of non-voting Series C Convertible Preferred Stock, par value $.01 per share (the "Series C Preferred Stock") or shares of Series D Non-Voting Convertible Preferred Stock, par value $.01 per share (the "Series D Preferred Stock") or any combination thereof, which are convertible into shares of Common Stock and (e) a warrant to purchase shares of Series D Preferred Stock, which are convertible into shares of Common Stock.

            The address of the Company's principal executive office is: 13911 Ridgedale Drive, Suite 475, Minnetonka, Minnesota 55305.

2.    Identity and Background

            a. and b. This statement is being filed by (a) UBS, (b) Holdings and
(iii) UBS AG (collectively, the "Reporting Persons").

            UBS. UBS is a Delaware limited liability company with its principal business and office located at 299 Park Avenue, New York, New York 10171. UBS is a wholly-owned subsidiary of UBS Capital Holdings LLC, its Managing Member. UBS is principally engaged in the business of investing in private and public companies.

            Holdings. Holdings is a Delaware limited liability company with its principal business and office located at 299 Park Avenue, New York, New York 10171. Holdings is a wholly-owned subsidiary of UBS AG, its Managing Member. Holdings is principally engaged in the business of investing in private and public companies.

            UBS AG. UBS AG is a Swiss banking corporation with its principal business and office located at Bahnhofstrasse 45, 8021 Zurich. UBS AG is principally engaged in the general banking business.

            c. The present principal occupation or employment and address of each of the members of the Board of Directors of UBS AG and its executive officers is set forth on Exhibit 1 hereto.

            d. During the past five years, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any of the members of the Board of Directors or the executive officers of UBS AG, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

            e. During the past five years, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any of the members of the Board of Directors or the executive officers of UBS AG, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

            f. UBS is a Delaware limited liability company. Holdings is a Delaware limited liability company. UBS AG is a company formed under the laws of Switzerland. To the knowledge of UBS AG, none of its members of the Board of Directors and executive officers are citizens of the United States, other than Lawrence A. Weinbach, John P. Costas and Mark B. Sutton.

3.    Source and Amount of Funds or Other Consideration

            As previously reported, pursuant to the Stock Purchase Agreement dated as of July 23, 1998 which appears as Exhibit 2 hereto (the "Purchase Agreement"), on July 23, 1998 UBS paid to the Company $7,500,000 as sale consideration for the purchase of the 7,500 shares of Preferred Stock. As previously reported, pursuant to the Stock Purchase Agreement dated as of August 2, 1999 which appears as Exhibit 3 hereto (the "Stock Purchase Agreement"), on August 2, 1999 UBS paid to the Company $2,950,000 as sale consideration for the purchase of the 2,950 shares of Series B Preferred Stock. UBS obtained funds for each such purpose from UBS AG-Stamford Branch.

            Since August 20, 1999, UBS received (i) 289,986 shares of Common Stock as a stock dividend on the Preferred Stock in lieu of a cash dividend in the amount of $3,591,225 pursuant to the Certificate of Designation for the Preferred Stock which appears as Exhibit 4 hereto (the "Certificate of Designation for Preferred Stock"), (ii) 618 shares of Preferred Stock as a stock dividend in lieu of a cash dividend in the amount of $618,000 pursuant to the Certificate of Designation for the Preferred Stock and (iii) 1,470 shares of Series B Preferred Stock as a stock dividend in lieu of a cash dividend in the amount of $1,470,000 pursuant to the Certificate of Designation for the Series B Preferred Stock which appears as Exhibit 5 hereto (the "Certificate of Designation for Series B Preferred Stock," together with the Certificate of Designation for Preferred Stock, the "Certificate of Designations"). In addition, (i) a warrant which appears as Exhibit 6 hereto (the "Warrant") to purchase up to 2,050 shares of non-voting Series C Preferred Stock or 315,385 shares of Series D Preferred Stock or any combination thereof up to a maximum aggregate purchase price of $2,050,000 and (ii) a warrant which appears as
Exhibit 7 hereto (the "Financing Warrant") to purchase up to 282,353 shares of Series D Preferred Stock that were each issued to UBS Capital II LLC on August 2, 1999 became exercisable on July 23, 2002. UBS was also granted options to purchase 31,000 shares of Common Stock.

            On December 7, 2001, the Company and UBS entered into an agreement which appears as Exhibit 8 hereto (the "Agreement") which amends certain provisions of the Purchase Agreement, the Stock Purchase Agreement, the Certificate of Designation for Preferred Stock and the Warrant.

4.    Purpose of Transaction

            The Reporting Persons have acquired the shares of Common Stock, Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock, as the case may be, of the Company for investment purposes.

            a. UBS possesses registration rights. Furthermore, the Company may, at its election, pay dividends on the shares of Preferred Stock in cash, additional shares of Preferred Stock or shares of Common Stock. In addition, the Company may, at its election, pay dividends on the shares of Series B Preferred Stock in cash or additional shares of Series B Preferred Stock. In connection with the purchase of the Series B Preferred Stock, the Company issued to UBS the Warrant to purchase either (i) 2,050 shares of Series C Preferred Stock, which are convertible into shares of Series D Preferred Stock or (ii) 315,385 shares of Series D Preferred Stock. The purchase of the shares of Series B Preferred Stock was conditioned on a loan (the "Loan") from UBS to the Company in the amount of $2,050,000. In connection with the Loan, the Company issued to UBS the Financing Warrant to purchase 282,353 shares of the Series D Preferred Stock. Pursuant to the Agreement, on December 7, 2001 the Loan was cancelled and certain amendments were made to the provisions of the Warrant. The Warrant became exercisable on July 23, 2002 and may be exercised at the request of UBS or upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, whichever is earlier, prior to August 2, 2006. The Financing Warrant became exercisable on July 23, 2002 and must be exercised, whether voluntary or involuntary, prior to August 2, 2006. The Company may require UBS to exercise the Financing Warrant any time after July 23, 2002 in the event that the last sale price of the Company's Common Stock is equal to or greater than $13 per share for the ten (10) consecutive trading days immediately preceding the date on which the Company gives notice of its election to require exercise of all or part of the Financing Warrant.

            b. Not applicable.

            c. Not applicable.

            d. In connection with the Purchase Agreement, in July 1998 the Board of Directors of the Company increased the number of directors by one director, which director is elected by the holders of the Preferred Stock.

            e. Pursuant to the Company's Articles of Incorporation, so long as greater than 20% of the initially issued shares of Preferred Stock are outstanding, the Company may not pay dividends (other than dividends in Common Stock or any other class of stock junior to the Preferred Stock) on the Common Stock or any other class of stock junior to the Preferred Stock. Pursuant to the Company's Articles of Incorporation, so long as greater than 20% of the initially issued shares of

Series B Preferred Stock are outstanding, the Company may not pay dividends (other than dividends in Common Stock or any other class of stock junior to the Series B Preferred Stock) on the Common Stock or any other class of stock junior to the Series B Preferred Stock. Pursuant to the Company's Articles of Incorporation, so long as greater than 20% of the initially issued shares of Series C Preferred Stock are outstanding, the Company may not pay dividends (other than dividends in Common Stock or any other class of stock junior to the Series C Preferred Stock) on the Common Stock or any other class of stock junior to the Series C Preferred Stock.

            f. Not applicable.

            g. Not applicable.

            h. Not applicable.

            i. Not applicable.

            j. Not applicable.

5.    Interest in Securities of the Issuer

            a. UBS is the beneficial owner of 289,986 shares of Common Stock, 8,706 shares of Senior Convertible Preferred Stock and 4,420 shares of Series B Convertible Preferred Stock which shares of Senior Convertible Preferred Stock and Series B Convertible Preferred Stock are currently convertible into an aggregate of 1,749,533 shares of Common Stock. In addition, UBS beneficially owns up to 2,050 shares of non-voting Series C Convertible Preferred Stock or 315,385 shares of Series D Non-Voting Convertible Preferred Stock or any combination thereof up to a maximum aggregate purchase price of $2,050,000 and 282,353 shares of Series D Non-Voting Convertible Preferred Stock, such shares are issuable upon exercise of the respective warrants. Upon issuance, such shares would currently be convertible into 315,385 shares and 282,353 shares, respectively, of Common Stock, subject to anti-dilution adjustments. UBS also beneficially owns 31,000 shares of Common Stock issuable pursuant to a stock option agreement. UBS, therefore, is the beneficial owner of shares of Common Stock and capital stock convertible into, on an aggregate basis, approximately 18.9% of the issued and outstanding shares of Common Stock of the Company (based on 11,423,211 shares outstanding as of November 1, 2004).

            Pursuant to the terms of the Articles of Incorporation of the Company, the conversion price of the Preferred Stock had initially been equal to the lesser of (i) 10% above the 20-day average bid price immediately prior to October 21, 1998, but in no event was the initial conversion price to be less than $8.50 per share. In accordance with the initial terms of the Preferred Stock in connection with the sale of the Series B Preferred Stock, the conversion price on the Preferred Stock was reduced from its initial conversion price of $8.50 per share to $8.14 per share. Pursuant to the terms of the Articles of Incorporation, the conversion price of the Series B Preferred Stock is initially $6.50 per share. The Warrant has an exercise price of $1,000 for the purchase of Series C Preferred Stock and $6.50 for the purchase of Series D Preferred Stock and the Financing Warrant has an exercise price of

$4.25 for the purchase of Series D Preferred Stock. Of the vested options, 25,000 options have an exercise price of $7.81 per share, 3,000 options have an exercise price of $10.75 per share, 2,000 options have an exercise price of $7.20 per share and 1,000 options have an exercise price of $9.31 per share. All of the vested options are exercisable at any time. Prior to exercise, neither the warrants nor the options are accorded any voting rights.

            By virtue of the fact that UBS AG owns 100% of Holdings, which owns 100% of UBS Capital II LLC, UBS AG is the beneficial owner of all such stock. UBS AG and Holdings each disclaim beneficial ownership of any equity securities of the Company.

            b. UBS has the sole power to vote or direct the vote and dispose or direct the disposition of all shares identified in paragraph (a) above, to the extent such shares have the power to vote, under the circumstances described in the Certificates of Designation.

            c. Except as described herein, the Reporting Persons have not effected any transaction in the securities of the Company during the past 60 days.

            d. Not applicable.

            e. Not applicable.

6. Contracts, Arrangements, Understandings or Relationships With Respect to the Common Stock of the Issuer

            Pursuant to the Stock Purchase Agreement, the Company granted UBS certain registration rights with respect to Common Stock.

            To the knowledge of the Reporting Persons on the date hereof, except as set forth herein or in the Exhibits filed herewith or incorporated by reference, none of the Reporting Persons nor any of the members of the Board of Directors or the executive officers of UBS AG, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss of the giving or withholding of proxies.

7.    Material to Be Filed as Exhibits

            Exhibit 1 Information relating to the members of the Board of Directors and executive officers of UBS AG.

            Exhibit 2 Stock Purchase Agreement, dated as of July 23, 1998, between Orphan Medical, Inc. and UBS Capital II LLC (incorporated by reference to Exhibit 10.48 filed with the Form 10-Q of Orphan Medical, Inc. filed on July 31, 1998).

            Exhibit 3 Stock Purchase Agreement, dated as of August 2, 1999, between Orphan Medical, Inc. and UBS Capital II LLC (incorporated by reference to Exhibit 2 of Amendment No. 1 to Schedule 13D of the registrant filed on August 20, 1999).

            Exhibit 4 Certificate of Designation of Orphan Medical, Inc. (incorporated by reference to Exhibit 3.11 filed with the Form 10-Q of Orphan Medical, Inc. filed on July 30, 1998).

            Exhibit 5 Certificate of Designation of Orphan Medical, Inc. (incorporated by reference to Exhibit 7 of Amendment No. 1 to Schedule 13D of the registrant filed on August 20, 1999).

            Exhibit 6 Warrant to purchase shares of Series C Convertible Preferred Stock or Series D Non-Voting Preferred Stock dated August 2, 1999 (incorporated by reference to Exhibit 4 of Amendment No. 1 to Schedule 13D of the registrant filed on August 20, 1999).

            Exhibit 7 Warrant to purchase shares of Series D Non-Voting Preferred Stock dated August 2, 1999 (incorporated by reference to Exhibit 5 of Amendment No. 1 to Schedule 13D of the registrant filed on August 20, 1999).

            Exhibit 8 Agreement, between Orphan Medical, Inc. and UBS Capital II LLC, dated as of December 7, 2001 (incorporated by reference to Exhibit 10.61 filed with the Form 10-K of Orphan Medical, Inc. filed on April 1, 2002).

                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of March 3, 2005

                                        UBS CAPITAL II LLC


                                        By:  /s/ Louis R. Eber
                                             -----------------------------------
                                             Name:  Louis R. Eber
                                             Title: Managing Director

                                        By:  /s/ Sandra Ward Costin
                                             -----------------------------------
                                             Name:  Sandra Ward Costin
                                             Title: Executive Director


                                        UBS CAPITAL HOLDINGS LLC

                                        By:  /s/ Louis R. Eber
                                             -----------------------------------
                                             Name:  Louis R. Eber
                                             Title: Managing Director

                                        By:  /s/ Sandra Ward Costin
                                             -----------------------------------
                                             Name:  Sandra Ward Costin
                                             Title: Executive Director


                                        UBS AG

                                        By:  /s/ Per Dyrvik
                                             -----------------------------------
                                             Name:  Per Dyrvik
                                             Title: Managing Director

                                        By:  /s/ Regina Dolan
                                             -----------------------------------
                                             Name:  Regina Dolan
                                             Title: Managing Director and
                                                    Chief Financial Officer